UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

30 April 2021

Pearson plc
("Pearson" or the "Company")

Results of Annual General Meeting 2021

Pearson plc held its annual general meeting ("AGM") at 12 noon today. Resolutions 1 to 18, and 20, as set out in the Company's Notice of AGM dated 24 March 2021, were proposed and approved on a poll. Resolution 19, which sought approval to hold general meetings on 14 clear days' notice, was not passed.

The table below shows the results of the poll for each resolution. As at 6.30pm on 28 April 2021, the Company's issued share capital was 753,734,370 ordinary shares of 25p each. The Company does not hold any ordinary shares in Treasury. Therefore, the total voting rights in the Company were 753,734,370. The proportion of the Company's issued share capital represented by those votes cast is approximately 82.6%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/ Abstentions*
1.	To receive the 2020 report and accounts	622,032,902	99.99	47,267	0.01	622,080,169	82.53%	518,169
2.	To declare a final dividend	622,414,932	99.97	162,029	0.03	622,576,961	82.60%	21,377
3.	To elect Andy Bird	622,365,032	99.98	146,737	0.02	622,511,769	82.59%	79,705
4.	To re-elect Elizabeth Corley	521,566,499	83.78	100,975,619	16.22	622,542,118	82.59%	49,356
5.	To re-elect Sherry Coutu	583,616,600	93.75	38,891,824	6.25	622,508,424	82.59%	83,050
6.	To re-elect Sally Johnson	622,066,654	99.92	475,188	0.08	622,541,842	82.59%	49,632
7.	To re-elect Linda Lorimer	622,359,361	99.97	157,456	0.03	622,516,817	82.59%	74,657
8.	To re-elect Graeme Pitkethly	622,353,764	99.97	158,085	0.03	622,511,849	82.59%	79,625
9.	To re-elect Tim Score	583,410,391	93.73	39,052,073	6.27	622,462,464	82.58%	129,010
10.	To re-elect Sidney Taurel	554,638,906	89.36	66,024,487	10.64	620,663,393	82.35%	1,928,081
11.	To re-elect Lincoln Wallen	622,348,971	99.97	189,126	0.03	622,538,097	82.59%	53,377
12.	To approve the annual remuneration report	390,536,623	62.75	231,880,414	37.25	622,417,037	82.58%	181,301
13.	To re-appoint the auditors	601,070,597	96.55	21,473,855	3.45	622,544,452	82.59%	53,886
14.	To determine the remuneration of the auditors	619,894,574	99.58	2,645,756	0.42	622,540,330	82.59%	52,950
15.	To authorise the company to allot ordinary shares	542,431,953	87.13	80,129,183	12.87	622,561,136	82.60%	37,202
16.	To waive the pre-emption rights	560,976,071	90.12	61,507,273	9.88	622,483,344	82.59%	114,994
17.	To waive the pre-emption rights - additional percentage	542,937,885	87.22	79,553,166	12.78	622,491,051	82.59%	107,287
18.	To authorise the company to purchase its own shares	614,537,945	98.71	8,026,931	1.29	622,564,876	82.60%	33,462
19.	To approve the holding of general meetings on 14 clear days' notice	341,087,427	54.79	281,476,924	45.21	622,564,351	82.60%	33,987
20.	To approve the adoption of New Articles	622,366,464	99.98	138,923	0.02	622,505,387	82.59%	92,951

* Votes withheld are not legal votes.

In accordance with the Listing Rules, copies of the New Articles of Association and the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Board appreciates the support shown by the majority of shareholders for most of the resolutions at today's AGM. We note the opposition to the motion to authorise holding general meetings on 14 clear days' notice, as well as the significant minority vote against Pearson's remuneration report.

Pearson has engaged extensively with shareholders in recent months and there is strong ongoing support for Andy Bird's appointment as Chief Executive and confidence in his new strategy to return Pearson to growth.

We will continue to engage actively with shareholders to understand their views and, where applicable, their reasons for voting down resolution 19 and for the significant minority vote against resolution 12 and will carefully consider all feedback. We will publish an update on that engagement and on any action taken as a result of this within six months of the AGM, in accordance with the UK Corporate Governance Code.

***ENDS***

Contacts
Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7802 890 724 +44 (0) 7443 354 088
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269

About Pearson
Learning is the most powerful force for change in the world. More than 20,000 Pearson employees deliver our products and services in nearly 200 countries, all working towards a common purpose - to help everyone achieve their potential through learning. We do that by providing high quality, digital content and learning experiences, as well as assessments and qualifications that help people build their skills and grow with the world around them. We are the world's leading learning company. Learn more at pearsonplc.com and @Pearsonplc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 30 April 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary